Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W. Suite 700 Washington, DC 20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Jessica D. Burt
Partner
jburt@stradley.com
202.419.8409

November 18, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Alison T. White, Esquire

Re:	Nationwide Mutual Funds
File Nos. 333-40455 and 811-08495

Dear Ms. White:
On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Loomis Core Bond Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on October 30, 2024, with regard to Post-Effective Amendment No. 282 (the “Amendment”) to the Registrant’s registration statement (the “Registration Statement”) on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 23, 2024, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Pennsylvania • New Jersey • Delaware • DC • New York • Illinois • California
A Pennsylvania Limited Liability Partnership

U.S. Securities and Exchange Commission

PROSPECTUS

1.	Comment: Please consider updating the disclosure regarding “interest rate risk” in light of the Federal Reserve Board recently lowering interest rates.

Response: Registrant has revised the referenced disclosure as follows:

~~Recently, t~~ The Federal Reserve Board ~~has~~ recently ~~raised~~ lowered interest rates ~~after a~~ following a period of ~~historic lows, and may increase rates further~~ consistent rate increases, though it is unclear if such lowering will continue.

STATEMENT OF ADDITIONAL INFORMATION

2.
Comment:  Under “Investment Restrictions,” the industry concentration policy states that the Fund may not purchase the securities of any issuer if, as a result, 25% or more of the Fund’s assets would be invested in the securities of issuers that are in the “same industry.”  Item 16 of Form N-1A and Section 8(b)(1) of the 1940 Act require that the Fund describe its policy with respect to concentrating investments “in a particular industry or group of industries.”  Please revise the disclosure to reference “a particular industry or group of industries.”

Response:  The Registrant respectfully submits that the investment restriction relating to concentration is consistent with Section 8(b)(1) of the 1940 Act and Item 16 of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in either a particular industry or group of industries. Neither Section 8(b)(1) of the 1940 Act nor the Instructions of Form N-1A require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. Nonetheless, in order to satisfy the Staff’s request that the stated policy be more consistent with the literal wording of Section 8(b)(1) of the 1940 Act, the Registrant will add the following disclosure as an explanatory note following its concentration policy:

Under the 1940 Act, investments of more than 25% of a fund’s total assets in one or more issuers in the same industry or group of industries constitutes concentration. The policy described in the fifth bullet under “Investment Restrictions” will be interpreted in accordance with public interpretations of the SEC and its staff pertaining to concentration from time to time, and therefore the reference to “industry” in such policy shall be read to include a group of related industries. The policy will be interpreted to give broad authority to the Fund as to how to classify issuers within or among either industries or groups of related industries. The Fund currently utilizes one or more industry classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by the Adviser.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409, or Michael E. Schapiro at (202) 507-5163, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Michael E. Schapiro, Esquire